UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52978

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allegiance Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Donald B. Dean Dr. Suite One
(No. and Street)

South Portland	Maine	04106
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Neal Richard	207-347-2440	nrichard@richardbrothersfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Neal Richard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allegiance Capital, LLC, as of December 31, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Drew Campbell
Notary Public, State of Maine
My Commission Expires January 29,2026

Drew Campbell

Notary Public

Signature: Neal P. Richard

Title: PRINCIPAL FINANCIAL OPERATIONS

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Allegiance Capital, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2021

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
SUPPLEMENTAL SCHEDULES	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	11
Computation for Determination of Reserve Requirements	12
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	13
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING THE EXEMPTION REPORT	14
EXEMPTION REPORT	15

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of

Allegiance Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allegiance Capital LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Allegiance Capital LLC as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allegiance Capital LLC's management. Our responsibility is to express an opinion on Allegiance Capital LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allegiance Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Allegiance Capital LLC financial statements. The supplemental information is the responsibility of Allegiance Capital LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Allegiance Capital LLC's auditor since 2020.

Sugar Land, Texas

February 28, 2022

Allegiance Capital, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$197,843
Cash and cash equivalents - restricted	25,000
Total cash & cash equivalents	222,843
Prepaid expenses	14,406
Total assets	$237,249

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 50
Due to affiliate	67,588
Total current liabilities	67,638
MEMBERS' EQUITY	169,611
	$237,249

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF LOSS
Year Ended December 31, 2021

REVENUES	
Commissions and consulting	$ 99,669
Trading service income	65,520
Interest income	355
Total revenues	165,544
OPERATING EXPENSES	
Brokerage, exchange and clearance fees	29,525
Filing fees	8,959
Insurance	8,736
Professional fees	37,381
Rent	7,200
Management fee	83,473
Telephone	1,491
Office expenses	17,210
Miscellaneous	116
Total operating expenses	194,091
NET LOSS	$(28,547)

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2021

Balance, beginning of year	$198,158
Net loss	(28,547)
Balance, end of year	$169,611

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(28,547)
Adjustments to reconcile net loss to net cash provided by operating activities	
Decrease in prepaid expenses	2,870
Increase in due to affiliate	67,588
Increase in accounts payable	19
Total adjustments	70,477
INCREASE IN CASH AND CASH EQUIVALENTS	41,930
Cash and cash equivalents, beginning	180,913
Cash and cash equivalents, ending	$222,843

The accompanying notes are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Allegiance Capital, LLC (the Company) is a broker-dealer d/b/a Richard Brothers Securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized in Maine. The clients are located primarily in New England. The Company is exempt from SEC Rule 15c3-3, paragraph (k)(2)(ii), Customer Protection Reserves and Custody of Securities, since it does not hold client funds or securities.

The accompanying financial statements have been prepared from separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated company.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and not held for sale in the ordinary course of business.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Commissions.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. The Company is introducing broker for these clients through Allegiance Financial Group, Inc., a related party, and earns trading service income. The Company still receives commissions for accounts that are not managed.

The performance obligation is satisfied on a daily basis as commission revenue is recognized on daily average assets of the fund. Revenue is recognized as it is earned.

Trading Service Income.

Trading service income are amounts earned from executing transactions on behalf of managed clients through Allegiance Financial Group, Inc., a related party, as an introducing broker. The trading service income is received on a quarterly basis based upon fees associated with executing trades to total management advisory fees earned by Allegiance Financial Group, Inc. The performance obligation is satisfied upon the execution of the trades and therefore revenue is recognized as it is earned. The Company earned $ 10 per trade

Concentrations of Risk

A significant majority of the Company's revenue is generated by transactions initiated by one customer, which is a related party.

CONTINGENCIES

Credit Risk.

The Company maintains its cash in banks that may exceed federally insured limits. Amounts uninsured and uncollateralized were $208,603 at December 31, 2021, and were held at Pershing and FINRA. The Company has not experienced any losses in such account and believes it is not exposed to any significant risk related to the cash account.

Litigation.

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements. The Company was not involved in any litigation or any other legal claims as of December 31, 2021.

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

The Company has entered into a Management Services Agreement (the Agreement) with Allegiance Financial Group, Inc. Accordingly, certain expenses are allocated among the Company and Allegiance Financial Group, Inc. Total expenses allocated to the Company under this Agreement were $96,588 for the year ended December 31, 2021. The amounts are included in the Statement of Loss in the following captions:

Management fee	$83,473
Rent	7,200
Telephone	1,491
Office expenses	4,310
Miscellaneous	114

Total expenses reimbursed by Allegiance Financial Group, Inc. to the Company were $7,466 for the year ended December 31, 2021.

The Company and Allegiance Financial Group, Inc. share a similar client base. Allegiance Financial Group, Inc. collected and remitted trading service income on behalf of the Company's clients. Trading service income was $65,520 for the year ended December 31, 2021.

There were no transactions between AFX Global Advisors, Inc. or Marlin Enterprises, LLC and the Company during 2021.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1) at December 31, 2021. The Company had net capital of $153,785, which was $148,785 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 2.27 to 1.

CASH AND CASH EQUIVALENTS - RESTRICTED

The Company is required to maintain a $25,000 escrow fund with the clearing broker. This money can not be used for any other purpose.

SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.

Schedule 1

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

NET CAPITAL	
Members' equity	$169,611
DEDUCTIONS	
Nonallowable assets	
FINRA daily account	1,420
Prepaid expenses	14,406
Total nonallowable assets	15,826
Net capital	153,785
MINIMUM NET CAPITAL REQUIREMENT OF THE GREATER OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000	5,000
Excess net capital	$148,785
Aggregate Indebtedness	$ 67,638
Ratio of aggregate indebtedness to net capital	0.44:1

There are no material differences when comparing the preceding computation and the Company's corresponding unaudited original Part IIA Focus Filing of December 31, 2021, of Form X-17A-5.

See report of independent registered public accounting firm.

Allegiance Capital LLC

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2021

A computation of reserve requirement is not applicable to Allegiance Capital LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Allegiance Capital LLC

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 As of December 31, 2021

Information Relating to the Possession or Control Requirements is not applicable to Allegiance Capital LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Allegiance Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allegiance Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allegiance Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), and for transactions direct with mutual fund companies, the company claimed an exemption because it does not hold customer funds or securities (exemption provisions) and (2) Allegiance Capital LLC stated that Allegiance Capital LLC met the identified exemption provisions throughout the fiscal year ended December 31, 2021 without exception. Allegiance Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegiance Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
February 28, 2022

Allegiance Capital, LLC
EXEMPTION REPORT
December 31, 2021

To the Members of
Allegiance Capital, LLC

Allegiance Capital, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii), and, for transactions direct with mutual fund companies, the Company claimed an exemption because it does not hold customer funds or securities.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Allegiance Capital, LLC

I, Neal P. Richard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Principal and COO

February 22, 2022